

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 7, 2015

Via E-mail
C. Lowell Ball
Senior Vice President and General Counsel
Stock Building Supply Holdings, Inc.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

> Re:    **Stock Building Supply Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 25, 2015**
> **File No. 333-206421**

Dear Mr. Ball:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.      We note your response to comment two in our letter dated September 11, 2015.  Please ensure that the proxy card is marked as "preliminary" until the time that you file a definitive proxy statement.  See Rule 14a-6(b) of the Securities Exchange Act.

Risks Relating to BMC, page 46

2.      Given the significant nature of the reversal of your allowance for deferred tax assets in 2014 and your recent return to pre-tax loss in the six months ending June 30, 2015, please revise your filing to include a risk factor which discusses how and why changes in your deferred tax asset valuation allowance may impact your financial statements.

Opinion of BMC's Financial Advisor, page 94

3.      We note your revised disclosure in response to comment 20 in our letter dated September 11, 2015.  Please disclose the compensation paid to Goldman Sachs by SBS, Gores, and Davidson Kempner Capital Management LLC during the past two years.

Material U.S. Federal Income Tax Considerations, page 110

4.      We note your supplemental response to comment 23 in our letter dated September 11, 2015.  Given that the disclosure within your registration serves as the tax opinion and that

Exhibit 8.1 will be filed to confirm the prospectus disclosure, please revise your prospectus disclosure to set forth the "customary factual assumptions" that KPMG relied upon for purposes of rendering the opinion. For further guidance, see Section III.B.2 of Staff Legal Bulletin 19.

Bonus, page 198

5.     We note your revised disclosure in response to comment 21 in our letter dated September 11, 2015. Please expand upon how Mr. Alexander's annual cash incentive was determined. For example, please disclose the threshold, target, and maximum budgeted EBITDA goals for fiscal year 2014. Additionally, please briefly describe Mr. Alexander's individualized performance goals.

Notes to the Consolidated Financial Statements
12. Income Taxes, page F-22

6.     We reviewed the information you provided us regarding the reversal of your valuation allowance for the deferred tax asset in 2014. In order for investors to better understand the facts and circumstances related to the reversal, please revise your filing to provide a more comprehensive discussion and analysis of the specific factors and assumptions that led you to conclude, during the second quarter of 2014, and continue to conclude through the second quarter of 2015, that it was more likely than not your deferred tax asset would be realized in future periods. Your disclosures should address:

- Your basis for determining it is more likely than not that your deferred tax asset will be realized;
- Any uncertainties that may affect the ultimate realization of the deferred tax asset;
- Your intention to continue to evaluate the realizability of your deferred tax asset on a quarterly basis;
- The minimum amount of taxable income you will be required to generate to realize the deferred tax asset;
- The significant assumptions underlying your projections which are the basis for your expected ability to generate the minimum amount of taxable income required;
- A sensitivity analysis which addresses how potential changes in your significant assumptions would impact ability to generate the sufficient amount of taxable income required;
- The historical relationship between your pre-tax income and taxable income, and;
- Expirations of your Federal and state net operation loss carry-forwards by more discrete time periods.

Additionally, please ensure you include updated disclosures for the quarter ended June 30, 2015.

You may contact Mindy Hooker, Staff Accountant at 202-551-373732 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters.  Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc:    <u>Via E-mail</u>
       Douglas S. Granger, Esq.
       Hunton & Williams LLP